FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







The following is the text of an announcement which is to be published in the press in Malta on 17 February 2006 by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly-held subsidiary of HSBC Holdings plc.

              HSBC Bank Malta p.l.c. Preliminary Profit Statement
                      for the year ended 31 December 2005

The preliminary profit statement is published persuant to Listing Rule 9.39 of the MFSA Listing Authority and Article 4 (2) (b) of the Prevention of Financial Markets Abuse (Disclosure and Notification) Regulations, 2005. Figures have been extracted from HSBC Bank Malta p.l.c.'s Annual Report and Accounts which have been audited by KPMG.

All figures are stated in Maltese lira, the functional currency of HSBC Bank Malta p.l.c. The euro exchange rate ruling on 31 December 2005 was EUR1 = Lm0.4293. The US dollar and sterling exchange rates ruling on the same day were US$1 = Lm0.3637 and GBP1 = Lm0.6245. Average exchange rates for 2005 for euro, US dollar and sterling EUR1 = Lm0.4299, US$1 = Lm0.3453 and GBP1 = Lm0.6285.

Review of Performance

During the year ended 31 December 2005, HSBC Bank Malta p.l.c. and its subsidiaries generated a profit before tax on ordinary activities of Lm36.7 million, an increase of Lm3.9 million or 11.7 per cent compared with the year ended 31 December 2004.

Profit attributable to shareholders was Lm24.1 million, an increase of Lm2.1 million on the previous year.

Earnings per share increased from a 2004 figure of 30.2 cents to 33.0 cents, with the pre-tax return on average shareholders' funds increasing from 24.7 per cent in 2004 to 27.6 per cent.

Tax on profit on ordinary activities for 2005 increased to Lm12.6 million from Lm10.8 million in 2004.

Net interest income grew by 13.2 per cent over prior year and contributed Lm46.9 million to total operating income.

Non-interest income levels grew by 16.3 per cent, contributing Lm21.8 million to net operating income.

Operating expenses were Lm32.1 million, an increase of Lm0.5 million over prior year figures.

As a result, the group's cost:income ratio improved to 46.7 per cent from 52.5 per cent in 2004.

Net impairments reduced and recoveries contributed Lm0.1 million to profitability.

The Board is recommending a final ordinary dividend of 19.1 cents gross per share and a special dividend of 21.1 cents gross per share, giving a total final dividend of 40.2 cents gross per share. The dividends will be payable to shareholders who are on the register of shareholders as at 21 February 2006. A gross interim dividend of 19.1 cents and a special dividend of 27.4 cents were paid in August 2005.

The Board is also recommending a three-for-one bonus share issue. The bonus shares will be allotted to shareholders on the register of members as at close of trading on the Malta Stock Exchange on 18 April 2006. These bonus shares will be available for trading by the shareholders at the opening of business on 19 April 2006.

Shaun Wallis, Director and Chief Executive Officer of HSBC Bank Malta p.l.c. said: "2005 has been another successful year for HSBC Bank Malta p.l.c. with strong sales growth across all our key lines of business, reflecting the increased economic activity of our customers.

"These results were achieved by building the market leading bank in Malta with a strong customer-driven culture and a strong sense of community spirit and social responsibility."

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group's international network comprises over 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

Income Statement for the year 1 January 2005 to 31 December 2005

                                            Group               Bank
                                        2005      2004      2005      2004
                                       Lm000     Lm000     Lm000     Lm000
Interest receivable and similar
 income
- on loans and advances, balances
  with Central Bank of Malta and
  Treasury Bills                      60,994    56,531    58,048    53,088
- on debt and other fixed income
  instruments                         13,205    12,276    12,196    11,817
Interest payable                     (27,327)  (27,413)  (27,648)  (27,717)
Net interest income                   46,872    41,394    42,596    37,188
Fees and commissions receivable       11,866     9,567     9,342     7,685
Fees and commissions payable            (814)     (765)     (686)     (646)
Net fee and commission income         11,052     8,802     8,656     7,039
Dividend income                          473       363    22,604     5,709
Trading profits                        7,206     6,562     7,215     6,552
Net income from insurance financial
 instruments designated at fair
 value through profit or loss          8,523     3,496         -         -
Net gains on disposal of non-trading
 financial instruments                 1,204     1,716     1,266     1,019
Net earned insurance premium          16,236    14,198         -         -
Other operating income                   723       737        24        50
Total operating income                92,289    77,268    82,361    57,557
Net insurance claims incurred and
 movement in policyholders'
 liabilities                         (23,661)  (17,168)        -         -
Net operating income                  68,628    60,100    82,361    57,557
Employee compensation and benefits   (20,132)  (19,656)  (19,203)  (18,698)
General and administrative expenses   (9,075)   (8,590)   (8,527)   (8,026)
Depreciation                          (2,197)   (2,311)   (2,157)   (2,253)
Amortisation of intangible assets       (635)     (797)     (556)     (616)
Other operating charges                  (26)     (206)       (6)     (206)
Net operating income before
 impairment reversals and provisions  36,563    28,540    51,912    27,758
Net impairment reversals                 142     4,012       121     3,649
Reversals of provisions for
 liabilities and other charges             1       301         1       301
Profit before tax                     36,706    32,853    52,034    31,708
Tax on profit                        (12,642)  (10,843)  (17,854)  (10,627)
Profit for the year                   24,064    22,010    34,180    21,081

Profit attributable to shareholders
 of the bank                          24,057    22,010    34,180    21,081

Profit attributable to minority
 interest                                  7         -         -         -

Earnings per share                      33.0c     30.2c     46.8c     28.9c

Balance Sheet at 31 December 2005
                                           Group                    Bank
                                       2005        2004        2005        2004
                                      Lm000       Lm000       Lm000       Lm000
Assets
Balances with Central Bank of
Malta, Treasury Bills and cash       77,121     106,806      77,118     106,781
Cheques in course of collection       9,727       4,458       9,727       4,458
Financial assets held for
 trading                              3,907       4,826       3,907       4,826
Financial assets designated at
 fair value through profit
 or loss                             93,131      72,533           -           -
Investments                         224,500     238,446     254,468     268,226
Loans and advances to banks         162,882     131,283     202,332     172,363
Loans and advances to customers   1,016,084     976,296     937,813     884,868
Shares in subsidiary companies            -           -      20,350      19,850
Intangible assets                     9,433       8,782         829         964
Property, plant and equipment        29,746      30,647      29,755      30,620
Investment property                     961         346           -           -
Assets held for sale                  4,918       3,150       5,864       3,150
Current tax recoverable               1,895       1,372       1,607       1,310
Other assets                          3,522       3,715       2,699       2,856
Prepayments and accrued income       12,868      16,486      12,945      15,716
Total assets                      1,650,695   1,599,146   1,559,414   1,515,988

Liabilities
Financial liabilities held for
 trading                              4,050       9,917       4,050       9,917
Amounts owed to banks                22,667      48,336      22,667      48,336
Amounts owed to customers         1,367,214   1,288,618   1,381,683   1,296,687
Debt securities in issue                 12          12           -           -
Deferred tax liability                3,843       2,251         349         564
Liabilities to customers under
 investment contracts                 8,297           -           -           -
Liabilities under insurance
 contracts issued                    81,096      65,996           -           -
Other liabilities                    16,755      14,522      16,192      13,306
Accruals and deferred income         15,035      15,101      14,942      14,818
Provisions for liabilities and
 other charges                           25          26          25          26
Subordinated liabilities                  -      19,914           -      20,000
Total Liabilities                 1,518,994   1,464,693   1,439,908   1,403,654

Equity
Called up share capital               9,120       9,120       9,120       9,120
Revaluation reserves                 13,105      11,473      13,041      11,479
Other reserve                         4,242       4,242       4,242       4,242
Retained earnings                   104,906     109,618      93,103      87,493
Equity attributable to
 shareholders                       131,373     134,453     119,506     112,334
Minority interest                       328           -           -           -
Total equity                        131,701     134,453     119,506     112,334
Total liabilities and equity      1,650,695   1,599,146   1,559,414   1,515,988

Memorandum items
Contingent liabilities               51,513      44,127      51,523      44,537
Commitments                         419,573     330,584     430,401     346,758


Statement of Changes in Equity for the year 1 January 2005 to 31 December 2005

                                   Attributable to shareholders of the bank

                                  Called
                                      up       Reval-
                                   share       uation     Other    Retained             Minority      Total
                                 capital     reserves   reserve    earnings     Total   interest     equity
                                   Lm000        Lm000     Lm000       Lm000     Lm000      Lm000      Lm000
Group
At 1 January 2004                  9,120       11,365     4,242     106,435   131,162          -    131,162
Release of net gains on
 available-for-sale assets
 transferred to the income
 statement on disposal                 -       (1,357)        -           -    (1,357)         -     (1,357)
Net fair value adjustments
 on investments                        -          615         -           -       615          -        615
Surplus on revaluation of
 freehold and long leasehold
 properties                            -          850         -           -       850          -        850
Net gains not recognised in
 the income statement                  -          108         -           -       108          -        108
Profit for the year                    -            -         -      22,010    22,010          -     22,010
Dividends                              -            -         -     (18,827)  (18,827)         -    (18,827)
At 31 December 2004                9,120       11,473     4,242     109,618   134,453          -    134,453

At 1 January 2005 as
 previously stated                 9,120       11,473     4,242     109,618   134,453          -    134,453
Impact of adoption of IFRS 4           -            -         -        (199)     (199)         -       (199)

At 1 January 2005 as restated      9,120       11,473     4,242     109,419   134,254          -    134,254
Release of net gains on
 available-for-sale assets
 transferred to the income
 statement on disposal                 -         (783)        -           -      (783)         -       (783)
Net fair value adjustments on
 investments                           -          757         -           -       757          -        757
Release of revaluation reserve
 on disposal of property               -           30         -         (45)      (15)         -        (15)
Movement in deferred tax on
 revaluation of property               -        1,628         -           -     1,628          -      1,628
Net gains not recognised in
 the income statement                  -        1,632         -         (45)    1,587          -      1,587
Share capital of subsidiary            -            -         -           -         -        321        321
Profit for the year                    -            -         -      24,057    24,057          7     24,064
Dividends                              -            -         -     (28,525)  (28,525)         -    (28,525)
At 31 December 2005                9,120       13,105     4,242     104,906   131,373        328    131,701


                               Called up
                                   share     Revaluation       Other       Retained      Total
                                 capital        reserves     reserve       earnings     equity
                                   Lm000           Lm000       Lm000          Lm000      Lm000
Bank
At 31 December 2003 as
 previously stated                 9,120          32,456       4,242         85,239    131,057
Effect of change in
 accounting policy for
 valuation of investment in
 subsidiary companies                  -         (21,752)          -              -    (21,752)
At 31 December 2003 as
 restated                          9,120          10,704       4,242         85,239    109,305

At 1 January 2004                  9,120          10,704       4,242         85,239    109,305
Release of net gains on
 available-for-sale assets
 transferred to the income
 statement on disposal                 -            (660)          -              -       (660)
Net fair value adjustments
 on investments                        -             585           -              -        585
Surplus on revaluation of
 freehold and long leasehold
 properties                            -             850           -              -        850
Net gains not recognised in
 the income statement                  -             775           -              -        775
Profit for the year                    -               -           -         21,081     21,081
Dividends                              -               -           -        (18,827)   (18,827)
At 31 December 2004                9,120          11,479       4,242         87,493    112,334

At 1 January 2005                  9,120          11,479       4,242         87,493    112,334
Release of net gains on
 available-for-sale assets
 transferred to the income
 statement on disposal                 -            (823)          -              -       (823)
Net fair value adjustments
 on investments                        -             727           -              -        727
Release of revaluation reserve
 on disposal of property               -              30           -            (45)       (15)
Movement in deferred tax on
 revaluation of property               -           1,628           -              -      1,628
Net gains not recognised in
 the income statement                  -           1,562           -            (45)     1,517
Profit for the year                    -               -           -         34,180     34,180
Dividends                              -               -           -        (28,525)   (28,525)
At 31 December 2005                9,120          13,041       4,242         93,103    119,506





Cash Flow Statement for the year 1 January 2005 to 31 December 2005

                                    Group                        Bank
                                2005          2004          2005          2004
                               Lm000         Lm000         Lm000         Lm000

Cash flows from operating
 activities
Interest and commission
 receipts                    101,511        84,933        77,419        63,919
Interest and commission
 payments                    (30,381)      (31,843)      (28,359)      (30,256)
Payments to employees and
 suppliers                   (29,547)      (25,841)      (27,938)      (25,133)
Operating profit before
 changes in operating
 assets/liabilities           41,583        27,249        21,122         8,530
(Increase)/decrease in
 operating assets:
Trading instruments              419        (1,742)          419        (1,742)
Reserve deposit with
 Central Bank of Malta        (1,823)       (4,827)       (1,823)       (4,841)
Loans and advances to banks
 with contractual maturity
 of over three months         (4,952)       (7,079)       (4,952)       (7,080)
Loans and advances to
 customers                   (41,414)      (52,911)      (54,538)      (71,273)
Treasury Bills with
 contractual maturity of
 over three months            42,144        30,701        42,144        30,700
Cheques in course of
 collection                   (5,269)        1,179        (5,269)        1,179
Other receivables               (206)       (1,261)         (242)       (1,610)

Increase/(decrease) in
 operating liabilities:
Amounts owed to banks
 with contractual maturity
 of over three months        (22,999)       14,561       (22,999)       14,560
Amounts owed to customers     67,563        25,735        73,962        27,297
Other payables                 2,444         4,670         3,002         1,865
Net cash from/(used in)
 operating activities
 before tax                   77,490        36,275        50,826        (2,415)
Tax paid                      (9,784)      (10,412)       (8,953)       (9,504)
Net cash flows from/(used
 in) operating activities     67,706        25,863        41,873       (11,919)
Cash flows from investing
 activities
Dividends received               397           323        14,798         3,887
Interest received from
 financial instruments
 designated at fair value
 through profit or loss        2,399         1,605             -             -
Interest received from
 available-for-sale debt
 and other fixed income
 instruments                   6,821         5,083         6,821         5,083
Interest received from
 held-to-maturity debt and
 other fixed income
 instruments                   4,978         7,429         6,328         8,802
Proceeds on disposal of
 financial instruments
 designated at fair value
 through profit or loss        9,454         4,031             -             -
Proceeds on disposal of
 available-for-sale
 instruments                  15,498        10,814        15,354         5,224
Proceeds on maturity of
 held-to-maturity debt and
 other fixed income
 instruments                  41,707        70,488        41,707        70,488
Proceeds on disposal of
 property, plant and
 equipment                       264            57           255            47
Purchase of financial
 instruments designated at
 fair value through
 profit or loss              (21,506)      (23,319)            -             -
Purchase of
 available-for-sale
 instruments                 (37,330)      (35,332)      (37,330)      (30,764)
Purchase of held-to-maturity
 debt and other fixed income
 instruments                       -       (57,805)            -       (57,805)
Purchase of property,
 plant and equipment and
 investment property          (2,143)       (1,290)       (1,553)       (1,244)
Purchase of intangible assets   (712)          (86)         (421)          (81)
Purchase of shares in
 subsidiary companies              -             -        (1,500)            -
Net cash flows from/(used in)
 investing activities         19,827       (18,002)       44,459         3,637
Cash flows from financing
 activities
Dividends paid               (28,525)      (18,827)      (28,525)      (18,827)
Maturity of subordinated
 loan stock                  (19,914)            -       (20,000)            -
Issue of units to minority
 interest                        321             -             -             -
Cash used in financing
 activities                  (48,118)      (18,827)      (48,525)      (18,827)
Increase/(decrease) in cash
 and cash equivalents         39,415       (10,966)       37,807       (27,109)
Effect of exchange rate
 changes on cash and cash
 equivalents                   2,558        (1,139)        2,558        (1,139)
Net increase/(decrease) in
 cash and cash equivalents    36,857        (9,827)       35,249       (25,970)
                              39,415       (10,966)       37,807       (27,109)
Cash and cash equivalents
 at beginning of year         97,053       108,019       138,108       165,217
Cash and cash equivalents
 at end of year              136,468        97,053       175,915       138,108

Segmental Information

a Class of business

                            Personal          Commercial     Corporate, Investment       Total
                       Financial Services      Banking        Banking and Markets

                      2005      2004      2005      2004      2005      2004        2005        2004
                     Lm000     Lm000     Lm000     Lm000     Lm000     Lm000       Lm000       Lm000
Group

Profit before tax
Segment operating
 income             33,732    29,606    23,517    22,136    11,379     8,358      68,628      60,100
Segment impairment
 allowances           (507)      107       649     3,905         -         -         142       4,012
Common costs                                                                     (32,064)    (31,259)

Profit before tax                                                                 36,706      32,853

Assets

Segment total
 assets            577,333   476,124   610,844   653,122   462,518   469,900   1,650,695   1,599,146

Average total
 assets            526,728   444,835   631,983   648,577   466,209   475,653   1,624,920   1,569,065

Total equity        38,261    39,451    79,806    82,069    13,634    12,933     131,701     134,453


b Geographical segments

The group's activities are carried out within Malta. There are no identifiable geographical segments or other material concentrations.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  February 16, 2006